Sub-Item 77C 1: Matters submitted to a vote of security holders

On October 2, 2000, at a special meeting of the shareholders of First Funds Trust, the shareholders of Class IV of the U.S. Treasury Money Market Portfolio approved an amendment to the Distribution Plan to reflect a .50% distribution (12b-1) fee and to the Shareholder Services Plan to reflect a .25% shareholder services fee. 77,253 shares voted for the proposal, while no shares voted against, or abstained from voting on the proposal. These agreements were effective November 1, 2000.